UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2026.

Commission File Number 001-41056

DEFI TECHNOLOGIES INC.

(Translation of registrant's name into English)

Suite 2400, 333 Bay Street, Toronto, Ontario, Canada M5H 2T6

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☐	Form 20-F ☒ Form 40-F

EXHIBIT INDEX

Exhibit Number	Description
99.1	New Release dated August 13, 2026 - DeFi Technologies Inc. Announces Second Quarter 2026 Financial Results with Revenue of $7.8 Million, Operating Loss of $2.3 Million, and Maintained Strong Balance Sheet

DEFI TECHNOLOGIES INC.
(Registrant)

Date: August 13, 2026	By	/s/ Philippe Lucet
Philippe Lucet Corporate Secretary